


15005031

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/6/15

January 26, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-26-15

Jason J. Kelroy
Kohl's Corporation
jason.kelroy@kohls.com

Re: Kohl's Corporation
Incoming letter dated January 6, 2015

Dear Mr. Kelroy:

This is in response to your letter dated January 6, 2015 concerning the shareholder proposal submitted to Kohl's by John Chevedden. We also have received letters from the proponent dated January 9, 2015 and January 14, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kohl's Corporation
Incoming letter dated January 6, 2015

The proposal requests that the compensation committee adopt an incentive pay recoupment policy with the terms specified in the proposal.

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Kohl's Corporation (KSS)
Recovery of Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 6, 2015 company request concerning this rule 14a-8 proposal.

In response to the same resolved text as this shareholder proposal, at least one company has already responded by adopting a policy regarding Recovery of Unearned Management Bonuses and has submitted a no action request in regard to its 2015 annual meeting on the basis of substantially implementing the same shareholder proposal text. Another company is proposing to adopt a recovery policy in response to the same resolved text as this proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Jason Kelroy <jason.kelroy@kohls.com>

[KSS: Rule 14a-8 Proposal, October 23, 2014]

Proposal 4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported there was $10 million in 2013 Total Realized Pay for Kevin Mansell and shareholders had a potential 11% stock dilution. Kohl's can give long-term incentive pay to our CEO for below-median performance. Our company had not disclosed specific, quantifiable performance objectives for our CEO. Kohl's pays long-term incentives to executives without requiring our company to perform above the median of its peer group.

GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth. Meanwhile in regard to workplace safety Kohl's had not yet implemented OHSAS 18001 as its occupational health and safety management system.

In regard to our directors Stephen Watson was negatively flagged by GMI because he was on the Eddie Bauer board when it filed for bankruptcy. Frank Sica and Peter Sommerhauser each had 26-years long-tenure which detracts from director independence. Plus Mr. Sica was overcommitted with seats on 4 public boards and Mr. Sommerhauser received our highest negative votes (double-digits).

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 9, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Kohl's Corporation (KSS)
Recovery of Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 6, 2015 company request concerning this rule 14a-8 proposal.

The same essential text of this proposal has been voted at dozens of companies and has been sponsored by a number of retail and non-retail shareholders for several recent years. And billions of shares have voted in favor.

In regard to the clarity of the proposal the company cites precedents on this topic that failed to exclude a proposal. Precedents claimed to support the company position concern other executive pay topics.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Jason Kelroy <jason.kelroy@kohls.com>

Proposal 4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported there was $10 million in 2013 Total Realized Pay for Kevin Mansell and shareholders had a potential 11% stock dilution. Kohl's can give long-term incentive pay to our CEO for below-median performance. Our company had not disclosed specific, quantifiable performance objectives for our CEO. Kohl's pays long-term incentives to executives without requiring our company to perform above the median of its peer group.

GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth. Meanwhile in regard to workplace safety Kohl's had not yet implemented OHSAS 18001 as its occupational health and safety management system.

In regard to our directors Stephen Watson was negatively flagged by GMI because he was on the Eddie Bauer board when it filed for bankruptcy. Frank Sica and Peter Sommerhauser each had 26-years long-tenure which detracts from director independence. Plus Mr. Sica was overcommitted with seats on 4 public boards and Mr. Sommerhauser received our highest negative votes (double-digits).

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

KOHL'S
expect **great** things

Jason J. Kelroy
(262) 703-1727
Fax: (262) 703-7274
jason.kelroy@kohls.com

January 6, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Kohl's Corporation - Omission of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), that Kohl's Corporation ("Kohl's") intends to omit from its proxy statement and form of proxy for the 2015 annual meeting of its shareholders (the "2015 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by John Chevedden (the "Proponent").

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Securities and Exchange Commission (the "Commission") email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter.

Kohl's believes that the Shareholder Proposal may be excluded from Kohl's 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite so as to be misleading within the meaning of Rule 14a-9. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(3), Kohl's excludes the Shareholder Proposal from its 2015 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2015 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying him of our intention to exclude the Shareholder Proposal from our 2015 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Kohl's pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> "RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet certain criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.
>
> Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect."

A copy of the Shareholder Proposal and supporting statement, the Proponent's cover letter submitting the Shareholder Proposal, and other correspondence relating to the Shareholder Proposal are attached hereto as Exhibit A.

BASIS FOR EXCLUSION

KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM KOHL'S 2015 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE SHAREHOLDER PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE MATERIALLY FALSE AND MISLEADING.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." See Fuqua Industries, Inc. (Mar. 12, 1991).

The Shareholder Proposal fails to define "significant financial or reputational harm" or explain what constitutes a failure "to manage or monitor conduct or risks."

The Shareholder Proposal purports to require the Compensation Committee (the "Committee") to consider recoupment of a senior executive's compensation whenever (emphasis added):

1. "There has been misconduct resulting in a violation of law or company policy, that causes ***significant financial or reputational harm to the company***"; and

2. "The senior executive either committed the misconduct or failed in his or her responsibility ***to manage or monitor conduct or risks.***"

Each requirement contains a key phrase that is unexplained, and that would result in materially different interpretations such that neither shareholders nor Kohl's would be able to determine with reasonable certainty exactly what actions or measures the Shareholder Proposal requires.

"Significant financial or reputational harm to [Kohl's]." Shareholders may reasonably read "significant" as either synonymous with "material" (which would likely require a financial restatement to be filed with the Commission) or as involving a much lower threshold. Given that the consequences of that determination could include the need for a potentially lengthy and burdensome formal Committee recoupment review (especially when a financial restatement is not required to be filed with the Commission), a clear understanding of what constitutes "significant" under the language of the Shareholder Proposal is crucial to carrying out the intended result of the Shareholder Proposal. Similarly, the Shareholder Proposal provides no guidance regarding how "reputational harm" might be measured or quantified. Kohl's has an established reputation with many different constituencies, including, but not limited to: customers, employees, competitors, shareholders, suppliers and the general public. The Shareholder Proposal does not provide any guidance regarding whose perception of Kohl's reputation needs to be diminished or by how much for a formal Committee recoupment review to be triggered. It would therefore be impossible for (1) shareholders to evaluate this standard, (2) Kohl's or the Committee to reliably implement this standard, including how to measure reputational harm and the effects any perceived reputational harm would have had on incentive compensation, or (3) Kohl's or the Committee to reliably assess whether it was in compliance with such a policy, if implemented.

"[M]anage or monitor conduct or risks." Neither the Shareholder Proposal nor the supporting statement explains the meaning of "manage" or "monitor" or what "conduct" or "risks" the Committee must review. Furthermore, neither the Shareholder Proposal nor the supporting statement even requires that such "conduct" or "risks" relate to Kohl's. The Shareholder Proposal establishes no relationship between the "fail[ure] ... to manage or monitor conduct or risks" and the "misconduct" cited earlier in the Shareholder Proposal. Under one possible reading, misconduct by a third party that resulted in "significant... harm" to Kohl's could automatically trigger a required formal Committee recoupment review, as all Kohl's senior executives involved, directly or indirectly, in the third party's actions on Kohl's behalf could reasonably be viewed as having "failed ... to manage ... conduct or risks," even if the senior executive had acted diligently and reasonably at all times. Alternatively, shareholders could reasonably interpret these words as requiring some definable nexus between a senior executive's conduct and the misconduct in question. Under the second reading, however, the Shareholder Proposal includes no guidance as to what standard of conduct (e.g., negligence or gross negligence) would constitute a "failure in his or her responsibility." As a threshold matter, whose "conduct" and what "risks" are to be covered by this policy? As the Shareholder Proposal is written, only the content of the recoupment decision is at the Committee's discretion. The review and determination themselves would be mandatory, as the Shareholder Proposal states that the Committee "*will* ... review, and determine whether to seek recoupment of, incentive compensation" [emphasis added]. As a result, the universe of "conduct" or "risks" to be addressed, and what would constitute a "fail[ure] to manage or monitor" them, are key elements of the Shareholder Proposal that are not sufficiently defined.

The Shareholder Proposal contains a number of other provisions that are vague and susceptible to multiple interpretations.

The Shareholder Proposal also contains a number of other vague provisions that are susceptible to multiple interpretations. For instance, the Shareholder Proposal purports to apply to "senior executives" but does not indicate what individuals this designation is intended to cover – is it "executive officers" as defined by Rule 3b-7 under the Act, "officers" as defined by Rule 16a-1(f) under the Act or individuals holding certain titles within Kohl's? The Shareholder Proposal also does not specify the scope of "incentive compensation" subject to the proposed policy, such as whether this phrase picks up all cash bonus and equity-based compensation or only cash bonuses and equity-based compensation that are subject to performance-based metrics, or whether there is any time limit on Kohl's ability to seek recovery of previously paid amounts (other than the statement that the policy would "operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect").

More importantly, the Shareholder Proposal and supporting statement fail to instruct as to how much of any compensation subject to recoupment should actually be recouped. Some shareholders might reasonably assume that the amount of recoupment is meant to equal the "significant financial or reputational harm" suffered by Kohl's. Other shareholders might reasonably assume that the recoupment amount is meant to be proportional to a person's role and responsibilities related to "significant financial or reputational harm." Still other shareholders might conclude that the recoupment amount is not necessarily meant to equal the total or proportional harm done, but rather just the total "compensation already paid" to a senior executive. The Shareholder Proposal and supporting statement do not differentiate between these or other interpretations. However, even if the Proponent intended either of the first two, there is no guidance as to how to calculate the "significant financial or reputational harm" suffered by Kohl's or caused by someone proportionally. If the Proponent intended the third, there is no guidance as to the scope, in time or amount, of "compensation already paid" to the senior executive that is subject to recoupment.

The Shareholder Proposal also calls for disclosure of the circumstances of any decision to require or not require recoupment potentially covered by the policy, but does not indicate what the disclosure would entail – for example, would the disclosure include the name of the individual(s) involved, the nature of the improper behavior and the amount, if any, to be recovered? Shareholders voting on the Shareholder Proposal and Kohl's in implementing the Shareholder Proposal may have very different views on what the disclosure would cover, and the Shareholder Proposal provides no guidance on this subject.

The Staff has consistently permitted the exclusion of shareholder proposals related to executive compensation that failed to define or sufficiently explain key terms, or that are subject to materially different interpretations such that neither shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. See, e.g., Boeing Co. (March 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was insufficiently defined); General Motors Corp. (March 26, 2009) (permitting exclusion of proposal seeking elimination of incentives for CEOs and directors but that failed to define "incentives"); Verizon Communications, Inc. (Feb. 21, 2008) (permitting exclusion of a proposal seeking new short and long-term award criteria because the proposal failed to define key terms, set forth formulas for calculating awards or otherwise explain how the proposal would be implemented); and Prudential Financial, Inc. (Feb. 16, 2007) (permitting exclusion of a proposal seeking shareholder approval of "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis").

This Shareholder Proposal is distinguishable from other recent shareholder proposals addressing a similar subject matter. In McKesson Corp. (May 17, 2013) and Bank of America

Corp. (Mar. 8, 2011), the Staff did not concur with the exclusion under Rule 14a-8(i)(3) of proposals requesting amendments to company clawback policies. However, neither of those proposals required actions based on "significant financial or reputational harm" and/or a failure to "manage or monitor conduct or risks." Rather, the proposed changes in McKesson Corp. involved the elimination of requirements in the company's existing policy that misconduct covered by the policy be "intentional" or result in "material" impacts on the company's financial results. Similarly, the Bank of America Corp. proposal only required that any recoupment reviews be tied to "financial or operating metric(s)" and did not purport to require such reviews based on "reputational harm" or monitoring of "conduct or risks" that lacked any explicit or implicit link to company performance. We further distinguish the shareholder proposal addressed in The Boeing Company No-Action Letter (Feb. 25, 2014) in which the Staff did not reach the question of whether the shareholder proposal was excludable under Rule 14a-8(i)(3), but found it excludable on other grounds. In Boeing, the shareholder proposal at issue included a supporting statement that, while vague, purported to define or explain certain terms in the resolution. The Shareholder Proposal here contains only a brief supporting statement citing to a former general counsel's view on recoupment policies, but does not provide any color or guidance on what may be intended by these terms.

CONCLUSION

Given that the Shareholder Proposal fails to define key terms integral to its practical application, Kohl's believes that neither shareholders nor Kohl's would be able to determine with any reasonable certainty exactly what actions or measures the Shareholder Proposal requires. Further, any action ultimately taken by Kohl's to implement the Shareholder Proposal could be significantly different from the actions envisioned by shareholders voting on the Shareholder Proposal. If Kohl's shareholders support this Shareholder Proposal, the Committee will be in the position of trying to craft a responsive clawback policy to incorporate these vague concepts without understanding the shareholder's true concern. Accordingly, Kohl's believes that the Shareholder Proposal may be omitted in reliance on Rule 14a-8(i)(3). Based upon the foregoing analysis, Kohl's respectfully requests that the Staff agree that Kohl's may omit the Shareholder Proposal from Kohl's 2015 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Thank you for your prompt attention to this request.

Sincerely,



Jason J. Kelroy
SVP/Assistant General Counsel

Encls.

cc (via e-mail):
John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

[KSS: Rule 14a-8 Proposal, October 23, 2014]

Proposal 4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported there was $10 million in 2013 Total Realized Pay for Kevin Mansell and shareholders had a potential 11% stock dilution. Kohl's can give long-term incentive pay to our CEO for below-median performance. Our company had not disclosed specific, quantifiable performance objectives for our CEO. Kohl's pays long-term incentives to executives without requiring our company to perform above the median of its peer group.

GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth. Meanwhile in regard to workplace safety Kohl's had not yet implemented OHSAS 18001 as its occupational health and safety management system.

In regard to our directors Stephen Watson was negatively flagged by GMI because he was on the Eddie Bauer board when it filed for bankruptcy. Frank Sica and Peter Sommerhauser each had 26-years long-tenure which detracts from director independence. Plus Mr. Sica was overcommitted with seats on 4 public boards and Mr. Sommerhauser received our highest negative votes (double-digits).

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Richard D. Schepp
Corporate Secretary
Kohl's Corporation (KSS)
N56 W17000 Ridgewood Dr
Menomonee Falls WI 53051
PH: 262-703-2787
PH: 262-703-7000
-FX: 262-703-7274
FX: 262-703-6143

Dear Mr. Schepp,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 23, 2014
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Elizabeth Bunzel <Elizabeth.Bunzel@kohls.com>

[KSS: Rule 14a-8 Proposal, October 23, 2014]

Proposal 4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported there was $10 million in 2013 Total Realized Pay for Kevin Mansell and shareholders had a potential 11% stock dilution. Kohl's can give long-term incentive pay to our CEO for below-median performance. Our company had not disclosed specific, quantifiable performance objectives for our CEO. Kohl's pays long-term incentives to executives without requiring our company to perform above the median of its peer group.

GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth. Meanwhile in regard to workplace safety Kohl's had not yet implemented OHSAS 18001 as its occupational health and safety management system.

In regard to our directors Stephen Watson was negatively flagged by GMI because he was on the Eddie Bauer board when it filed for bankruptcy. Frank Sica and Peter Sommerhauser each had 26-years long-tenure which detracts from director independence. Plus Mr. Sica was overcommitted with seats on 4 public boards and Mr. Sommerhauser received our highest negative votes (double-digits).

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Post-it® Fax Note 7671	Date 10-31-14 # of pages ▶
To Richard Schepp	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #
Fax # 262-703-7277	Fax *** FISMA & OMB Memorandum M-07-16 ***

KSS

10/31/2014

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this confirms that you have continuously held no less than 150 shares of Kohls (KSS) and no less than 80 shares of Prudential (PRU) since January 2, 2014 in the above referenced account. Both the 150 shares of KSS and 80 shares of PRU were transferred from Spinnaker Trust and were posted to the account on January 2, 2014. It was not possible to post them on January 1, 2014 as it was a non-business day and market holiday. Per Michelle at Spinnaker Trust (207-553-7160), the registration of the account was also in the name of John Chevedden.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13



SPINNAKER TRUST

January 3, 2014

John Chevedden

Dear Mr. Chevedden,

This is to confirm that as of the close of business on December 31, 2013, and upon completion of your account transfer from Spinnaker Trust to TD Ameritrade on January 2, 2014, you owned no fewer than 150 shares of Kohl's Corp. (KSS) common stock, CUSIP #500255104, and have held them continuously since at least July 1, 2012.

Spinnaker Trust acted as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acted as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares were held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust until the date of your account transfer to TD Ameritrade.

Sincerely,

Karen C. Lowell

Karen C. Lowell
Chief Operating Officer

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000


Northern Trust

January 3, 2014

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Kohl's Corp. (KSS) (Shareholder Resolution) CUSIP #500255104, Account # *** FISMA & OMB Memorandum M-07-16 *** Spinnaker Trust

Dear Mr. Chevedden,

The Northern Trust Company is the custodian for Spinnaker Trust. As of December 31, 2013, Spinnaker Trust held 150 shares of Kohl's Corp. (KSS) CUSIP # 500255104.

The above account, as December 31, 2013, continuously held at least 150 shares of KSS common stock since at least July 1, 2012.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114